As filed with the Securities and Exchange Commission on October 30, 2013

Registration No. ______________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

__________________

BAYLAKE CORP.

(Exact name of registrant as specified in its charter)

Wisconsin	39-1268055
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

_____________________________

217 North Fourth Avenue, Sturgeon Bay, WI	54235
(Address of principal executive offices)	(Zip Code)

_______________________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class
to be so registered	Name of each exchange in which
Common Stock, par	each class is to be registered
value $5.00 per share	The Nasdaq Stock Market LLC

________________________________

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

          None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.

Description of Registrant’s Securities to be Registered.

The following is a description of our capital stock and our articles of incorporation and by-laws, each as amended.  We refer you to copies of our amended articles of incorporation and bylaws which have been filed with the Securities and Exchange Commission.

General Discussion

Our authorized share capital consists of 50,000,000 shares of common stock, par value $5.00 per share, of which 7,817,486 shares were outstanding as of September 30, 2013.  All such outstanding shares are fully paid and nonassessable.

Rights of Common Stock

Holders of common stock are entitled to one vote per share on all matters which, pursuant to the Wisconsin Business Corporation Law (“WBCL”), require the approval of our shareholders, other than matters relating solely to another class of stock.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to participate ratably in all distributions to the holders of common stock after payment of liabilities.  Holders of common stock are not entitled to any preemptive rights.  Holders of common stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared by our Board of Directors from funds legally available therefor.

Anti-Takeover Effects of Our Amended Articles of Incorporation and By-laws

Our articles of incorporation, as amended, provide that the number of directors of the company shall consist of not less than five and not more than 17, with the exact number to be determined from time to time by the Board.  The Board of Directors is divided into three classes, as nearly equal as the number constituting the whole board shall permit, the term of one class expiring each year.  Any vacancies on the Board may be filled for the unexpired portion of the term only by a majority vote of the remaining directors.  Any director may be removed from office, but only for cause and only by the affirmative vote of the holders of outstanding shares representing at least 67% of the voting power of all shares of capital stock of the company then entitled to vote generally in the election of directors.  Our by-laws, as amended, provide that meetings of our shareholders may be called only by the President or the Board of Directors, or by the person designated in the written request of the holders of not less than one-tenth of all of our shares entitled to vote at the meeting.

Our by-laws, as amended, prohibit us from entering into certain business combinations with a shareholder owning 30% or more of the voting power of the company unless such transaction (i) is approved by at least 90% of the voting power of all of our capital stock; or (ii) is approved by at least two-thirds of our directors then existing and meets certain “fair price” requirements set forth in our by-laws, as amended.  In addition, upon consummation of any such transaction, the remaining minority shareholders have the right for a period of 6 months following consummation of the transaction to cause the 30% shareholder to redeem such minority shareholders’ shares at a redemption price at least equal to the “fair price” determined in accordance with our by-laws, as amended.  Our by-laws, as amended, further require approval of amendments to the anti-takeover provisions of the by-laws either by at least 75% of the voting power of all of our capital stock.

The foregoing provisions could have the effect of delaying, deferring or preventing a change in control or the removal of our existing management.

Anti-Takeover Effects of Various Provisions of Wisconsin Law

Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met.  The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions.  An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years.  During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date.  Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•

the board of directors approved the acquisition of the stock prior to the acquisition date;

•

the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•

the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•

the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders.  These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” In general, these adequacy-of-price standards provide that the above-referenced vote does not apply if (1) the aggregate amount of the cash and the market value as of the valuation date of consideration other than cash to be received per share by shareholders of the resident domestic corporation in the business combination is at least equal to the highest of (a) the highest per share price received by any person selling common shares of the same class or series from the significant shareholder whether in the transaction in which the person became a significant shareholder or within the two years before the date of the business combination, (b) the market value per share of the same class or series on the date of the commencement of a tender offer initiated by the significant shareholder, on the date on which the person became a significant shareholder or on the date of the first public announcement of the proposed business combination, whichever is higher, or (c) the highest preferential amount per share to which the holder of shares of the class or series of shares is entitled in a voluntary or involuntary liquidation or dissolution of the resident domestic corporation and (2) the consideration to be received by holders of a class or series of outstanding shares is to be in cash or in the same form as the significant shareholder has previously paid for shares of the same class or series.  Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have.  Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration.  This voting restriction does not apply to shares acquired directly from the corporation.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock.  Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares.  Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

Item 2.

Exhibits.

Under the “Instructions as to Exhibits” set forth in Form 8-A, no exhibits are required to be filed because no other securities of Baylake Corp. are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not registered pursuant to Section 12(g) of the Securities Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)

Baylake Corp.

Date:

October 30, 2013

By:

/s/ Robert J. Cera

Robert J. Cera
President and Chief Executive Officer

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